

Contact: **Joel S. Marcus**
Chief Executive Officer
Alexandria Real Estate Equities, Inc.
(626) 578-9693

ALEXANDRIA REAL ESTATE EQUITIES, INC. REPORTS FOURTH QUARTER
AND
YEAR ENDED DECEMBER 31, 2004 RESULTS

**– Company Reports Funds from Operations of $1.18 Per Common Share (Diluted) and
Net Income Available to Common Stockholders of $0.58 Per Share (Diluted)
for Fourth Quarter 2004 –**

Highlights
Fourth Quarter 2004:
- Fourth Quarter 2004 Funds from Operations (FFO) of $1.18 Per Common Share (Diluted)
- Fourth Quarter 2004 Total Revenues Up 23%, FFO Up 11% and FFO Per Common Share (Diluted) Up 9% Over Fourth Quarter 2003
- Fourth Quarter 2004 Net Income Available to Common Stockholders of $0.58 Per Share (Diluted)
- Executed 23 Leases for 190,000 Square Feet
- Completed Acquisitions of Eleven Properties Aggregating 935,000 Square Feet
- Purchased a Land Parcel with Entitlements for Approximately 935,000 Square Feet

Year Ended December 31, 2004:
- 2004 FFO of $4.41 Per Common Share (Diluted) (Includes a Preferred Stock Redemption Charge of $1,876,000, or $0.10 Per Common Share (Diluted))
- 2004 Total Revenues Up 14%, FFO Up 6% and FFO Per Common Share (Diluted) Up 4% Over 2003
- 2004 Net Income Available to Common Stockholders of $2.33 Per Share (Diluted)
- Executed 78 Leases for 1,146,000 Square Feet

PASADENA, CA. – February 14, 2005 – Alexandria Real Estate Equities, Inc. (NYSE: ARE) today announced operating and financial results for the fourth quarter and year ended December 31, 2004.

For the fourth quarter of 2004, Alexandria reported FFO of $23,362,000, or $1.18 per common share (diluted), on total revenues of $50,476,000. Net income available to common stockholders for the fourth quarter of 2004 was $11,482,000, or $0.58 per share (diluted). For the year ended December 31, 2004, Alexandria reported FFO of $86,620,000, or $4.41 per common share (diluted), on total revenues of $183,284,000. Net income available to common stockholders for the year ended December 31, 2004 was $45,724,000, or $2.33 per share (diluted). FFO is a non-GAAP measure widely used by publicly traded real estate investment trusts. A reconciliation of GAAP net income to FFO, on a per common share basis (diluted), is included in the financial information accompanying this press release.

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In the second quarter of 2004, the Company elected to redeem all of the outstanding shares of its 9.50% Series A cumulative preferred stock ("Series A preferred stock"). Accordingly, in compliance with Emerging Issues Task Force Topic D-42 ("EITF Topic D-42"), "The Effect on the Calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock", the Company recorded a charge of approximately $1,876,000 to net income available to common stockholders during the second quarter of 2004 for costs related to the redemption of its Series A preferred stock. In the third quarter of 2004, the Company redeemed its Series A preferred stock with proceeds from the sale, in the second quarter of 2004, of 5,185,500 shares of 8.375% Series C cumulative redeemable preferred stock. Before the preferred stock redemption charge, FFO increased by 9% to $88,496,000 for 2004 compared to $81,360,000 for 2003. Before this charge and the loss and gains on property sales, net income available to common stockholders increased by 8% to $45,973,000, or $2.34 per share (diluted) for 2004, compared to $42,459,000, or $2.21 per share (diluted) for 2003.

The Company announced that it had executed a total of 23 leases during the fourth quarter of 2004 for approximately 190,000 square feet of space at 17 different properties (excluding 22 month-to-month leases for approximately 39,000 square feet, which were effective during the quarter). Of this total, approximately 110,000 square feet were for new or renewal leases related to previously leased space and approximately 80,000 square feet were for redeveloped, developed or previously vacant space. Of the 80,000 square feet, approximately 44,000 square feet were delivered from the Company's redevelopment or development programs, with the remaining approximately 36,000 square feet for previously vacant space. Rental rates for these new or renewal leases were on average approximately 9% higher (on a GAAP basis) than rental rates for expiring leases. During the year ended December 31, 2004, the Company executed a total of 78 leases for approximately 1,146,000 square feet of space at 37 different properties (excluding 22 month-to-month leases for approximately 39,000 square feet, which were effective during the year). Of this total, approximately 702,000 square feet were for new or renewal leases related to previously leased space and approximately 444,000 square feet were for redeveloped, developed or previously vacant space. Of the 444,000 square feet, approximately 359,000 square feet were delivered from the Company's redevelopment or development programs, with the remaining approximately 85,000 square feet for previously vacant space. Rental rates for these new or renewal leases were on average approximately 9% higher (on a GAAP basis) than rental rates for expiring leases.

During the fourth quarter of 2004, the Company acquired eleven properties aggregating approximately 935,000 square feet in five markets. The Company purchased one property in the San Diego market, one property in the San Francisco Bay market, one property in the Eastern Massachusetts market, two properties in the Seattle market and six properties in the Suburban Washington D.C. market. The Company paid approximately $145.4 million cash for the properties together with the assumption of three secured notes payable totaling $105.9 million. Also, during the fourth quarter of 2004, the Company purchased a land parcel with entitlements of approximately 935,000 square feet for $50.4 million cash.

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Based on the Company's current view of existing market conditions and certain current assumptions, the Company has updated its prior earnings guidance as follows:

	2005
FFO per common share (diluted)	$4.78
Net income per common share (diluted)	$2.56

Alexandria Real Estate Equities, Inc. is a publicly traded real estate investment trust focused principally on the ownership, operation, management, acquisition, expansion and selective redevelopment and development of properties containing office/laboratory space. Such properties are designed and improved for lease primarily to pharmaceutical, biotechnology, life science product, service, biodefense, educational and translational medicine institutions/entities, as well as related government agencies. Alexandria's portfolio currently consists of 113 properties comprising approximately 7.5 million square feet of office/laboratory space.

This press release contains forward-looking statements, including earnings guidance, within the meaning of the federal securities laws. The Company's actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the Company's Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.

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ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended December 31, 2004	Three Months Ended December 31, 2003	Year Ended December 31,2004	Year Ended December 31, 2003
Income statement data				
Total revenues	$ 50,476	$ 40,979	$ 183,284	$ 160,558
Expenses				
Rental operations	10,690	7,911	38,417	32,794
General and administrative	3,993	3,550	15,105	14,211
Interest	8,409	6,501	28,670	26,416
Depreciation and amortization	11,880	9,844	42,523	38,633
	34,972	27,806	124,715	112,054
Income from continuing operations	15,504	13,173	58,569	48,504
Income from discontinued operations, net	--	179	1,626	11,139
Net income	15,504	13,352	60,195	59,643
Dividends on preferred stock	4,022	2,225	12,595	8,898
Preferred stock redemption charge	--	--	1,876	--
Net income available to common stockholders	$ 11,482	$ 11,127	$ 45,724	$ 50,745
Weighted average shares of common stock outstanding				
Basic	19,415,687	19,101,416	19,315,364	18,993,856
Diluted	19,755,325	19,444,411	19,658,759	19,247,790
Basic income per common share				
Income from continuing operations	$ 0.80	$ 0.69	$ 3.03	$ 2.55
Income from discontinued operations, net	$ --	$ 0.01	$ 0.08	$ 0.59
Net income	$ 0.80	$ 0.70	$ 3.12	$ 3.14
Net income available to common stockholders	$ 0.59	$ 0.58	$ 2.37	$ 2.67
Diluted income per common share				
Income from continuing operations	$ 0.78	$ 0.68	$ 2.98	$ 2.52
Income from discontinued operations, net	$ --	$ 0.01	$ 0.08	$ 0.58
Net income	$ 0.78	$ 0.69	$ 3.06	$ 3.10
Net income available to common stockholders	$ 0.58	$ 0.57	$ 2.33	$ 2.64

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended December 31, 2004	Three Months Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2003
Reconciliation of Net Income to Funds from Operations (1)				
Net income	$ 15,504	$ 13,352	$ 60,195	$ 59,643
Add				
Depreciation and amortization (2)	11,880	9,867	42,523	38,901
Subtract				
Dividends on preferred stock	(4,022)	(2,225)	(12,595)	(8,898)
Preferred stock redemption charge (3)	--	--	(1,876)	--
Loss/gain on sales of property (4)	--	36	(1,627)	(8,286)
Funds from operations (FFO)	$ 23,362	$ 21,030	$ 86,620	$ 81,360
FFO per common share				
Basic	$ 1.20	$ 1.10	$ 4.48	$ 4.28
Diluted	$ 1.18	$ 1.08	$ 4.41	$ 4.23
Reconciliation of net income per common share (diluted) to FFO per common share (diluted)				
Net income per common share (diluted)	$ 0.78	$ 0.69	$ 3.06	$ 3.10
Depreciation and amortization per common share (diluted) (2)	0.60	0.51	2.17	2.02
Dividends on preferred stock per common share (diluted)	(0.20)	(0.12)	(0.64)	(0.46)
Preferred stock redemption charge per common share (diluted) (3)	--	--	(0.10)	--
Loss/gain on sales of property per common share (diluted) (4)	--	--	(0.08)	(0.43)
FFO per common share (diluted)	$ 1.18	$ 1.08	$ 4.41	$ 4.23

Balance sheet data	As of December 31, 2004	As of December 31, 2003
Rental properties, net	$ 1,427,853	$ 982,297
Total assets	$ 1,872,284	$ 1,272,577
Total liabilities	$ 1,251,811	$ 765,442
Stockholders' equity	$ 620,473	$ 507,135

(1) GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the miscorrelation between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance of REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. We believe that net income is the most directly comparable GAAP financial measure to FFO.

(2) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(3) During the second quarter of 2004, the Company elected to redeem the 9.50% Series A cumulative redeemable preferred stock. Accordingly, in compliance with Emerging Issues Task Force Topic D-42, the Company recorded a charge of $1,876,000, or $0.10 per common share (diluted) in the second quarter of 2004 for costs related to the redemption of the Series A preferred stock.

(4) Loss/gain on sales of property relates to the disposition of a property in the Suburban Washington D.C. market during the first quarter of 2004, the disposition of a property in the Suburban Washington D.C. market during the fourth quarter of 2003, the disposition of a property in the Eastern Massachusetts market during the third quarter of 2003, and the disposition of a property in the San Francisco Bay market during the first quarter of 2003. Loss/gain on sales of property is included in the income statement in income from discontinued operations, net.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Supplemental Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

Quarterly Supplemental Financial Information

	For the Three Months Ended				
	12/31/2004	09/30/2004	06/30/2004	03/31/2004	12/31/2003
Operational data					
Breakdown of revenues from continuing operations (a)					
Rental income	$ 39,705	$ 35,911	$ 34,489	$ 33,774	$ 32,686
Tenant recoveries	9,509	9,615	8,426	8,314	7,645
Other income	1,262	984	608	687	648
Total	$ 50,476	$ 46,510	$ 43,523	$ 42,775	$ 40,979
Funds from operations per common share - diluted (b)	$ 1.18	$ 1.12	$ 1.01 (c)	$ 1.10	$ 1.08
Dividends per share on common stock	$ 0.66	$ 0.64	$ 0.62	$ 0.60	$ 0.58
Dividend payout ratio (common stock)	55.6%	56.8%	60.7% (d)	54.2%	53.1%

			As of		
	12/31/2004	09/30/2004	06/30/2004	03/31/2004	12/31/2003
Other data					
Number of shares of common stock outstanding at end of period	19,594,418	19,460,642	19,386,842	19,378,282	19,264,023
Number of properties (e)					
Acquired/completed during period	11	7	5	1	3
Sold/reconstructed during period	--	--	--	(1)	(1)
Owned at end of period	112	101	94	89	89
Square feet (e)					
Acquired/completed during period	934,608	477,659	217,940	103,816	215,824
Sold/reconstructed/expanded during period	--	--	45,033	(42,142)	(171,475)
Owned at end of period	7,431,380	6,496,772	6,019,113	5,756,140	5,694,466

Annual Supplemental Financial Information

	For the Year Ended				
	12/31/2004	12/31/2003	12/31/2002	12/31/2001	12/31/2000
Operational data					
Breakdown of revenues from continuing operations (a)					
Rental income	$ 143,879	$ 126,414	$ 111,694	$ 93,596	$ 76,925
Tenant recoveries	35,864	32,076	29,020	24,143	19,837
Other income	3,541	2,068	1,557	3,122	3,360
Total	$ 183,284	$ 160,558	$ 142,271	$ 120,861	$ 100,122
Funds from operations per common share - diluted (b)	$ 4.41 (c)	$ 4.23	$ 3.81	$ 3.53	$ 3.17
Dividends per share on common stock	$ 2.52	$ 2.20	$ 2.00	$ 1.84	$ 1.72
Dividend payout ratio (common stock)	56.7% (d)	51.8%	52.7%	52.3%	54.7%

			As of		
	12/31/2004	12/31/2003	12/31/2002	12/31/2001	12/31/2000
Other data					
Number of shares of common stock outstanding at end of period	19,594,418	19,264,023	18,973,957	16,354,541	15,548,356
Number of properties (e)					
Acquired/completed during period	24	4	6	7	17
Sold/reconstructed during period	(1)	(4)	--	--	--
Owned at end of period	112	89	89	83	76
Square feet (e)					
Acquired/completed during period	1,734,023	267,164	427,077	453,090	829,737
Sold/reconstructed/expanded during period	2,891	(338,256)	--	--	--
Owned at end of period	7,431,380	5,694,466	5,765,558	5,338,481	4,885,391

(a) The historical results above exclude the results of assets "held for sale" which have been reflected as discontinued operations.

(b) The White Paper on Funds from Operations ("FFO") issued by the Board of Governors of the NAREIT in April 2002 defines FFO as net income (loss), computed in accordance with GAAP, excluding gains or (losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. See page 5 for a reconciliation of net income to FFO, the most directly comparable GAAP financial measure.

(c) Includes the effect of the preferred stock redemption charge of $1,876,000, or $0.10 per common share (diluted) recorded in the second quarter of 2004.

(d) The dividend payout ratio (common stock) includes the effect of the preferred stock redemption charge. Excluding the impact of this charge, the dividend payout ratio (common stock) for the second quarter and year ended December 31, 2004 are 55.4% and 55.5%, respectively.

(e) Includes assets "held for sale" during the applicable periods such assets were "held for sale".

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Condensed Consolidated Balance Sheets
(In thousands)

	December 31, 2004		December 31, 2003	
	(Unaudited)			
Assets				
Rental properties, net	$	1,427,853	$	982,297
Properties under development		252,249		153,379
Cash and cash equivalents		3,158		4,985
Tenant security deposits and other restricted cash		17,669		11,057
Tenant receivables		2,542		1,969
Deferred rent		43,166		31,503
Investments		67,419		47,126
Other assets		58,228		40,261
Total assets	$	1,872,284	$	1,272,577
Liabilities and Stockholders' Equity				
Secured notes payable	$	638,946	$	320,007
Unsecured line of credit and unsecured term loan		548,000		389,000
Accounts payable, accrued expenses and tenant security deposits		48,581		43,408
Dividends payable		16,284		13,027
Total liabilities		1,251,811		765,442
Total stockholders' equity		620,473		507,135
Total liabilities and stockholders' equity	$	1,872,284	$	1,272,577

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Debt
December 31, 2004
(Dollars in thousands)
(Unaudited)

Principal Maturities/Rates (1)

Year	Amount	Weighted Average Interest Rate (2)
2005	$ 23,227	5.67%
2006	206,889	5.69%
2007	16,709	6.35%
2008	115,514	6.30%
2009	42,210	6.89%
Thereafter	230,883	6.90%
Subtotal	635,432	6.12%
Unamortized Premium	3,514	
Total	$ 638,946	

Secured and Unsecured Debt Analysis

	Balance	% of Balance	Weighted Average Interest Rate	Weighted Average Maturity
Secured Debt	$ 638,946	53.83%	5.67%	4.7 Years
Unsecured Debt	548,000 (3)	46.17%	3.72% (3)	2.8 Years
Total Debt	$ 1,186,946	100.00%	4.77%	3.8 Years

Fixed and Floating Rate Debt Analysis

	Balance	% of Balance	Weighted Average Interest Rate	Weighted Average Maturity
Fixed Rate Debt	$ 437,213	36.84%	6.45%	6.3 Years
Floating Rate Debt	749,733 (3)	63.16%	3.79% (3)	2.3 Years
Total Debt	$ 1,186,946	100.00%	4.77%	3.8 Years

(1) Excludes our unsecured line of credit and unsecured term loan.
(2) The weighted average interest rate is calculated based on the outstanding debt as of January 1st of each year.
(3) A significant portion of our floating rate debt is hedged by existing swap agreements (see page 9). The interest rate on floating rate debt shown above does not reflect the impact of such swap agreements.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Interest Rate Swap Agreements [1]
December 31, 2004
(Dollars in thousands)
(Unaudited)

Transaction Dates	Effective Dates	Notional Amounts	Effective at December 31, 2004	Interest Pay Rates	Termination Dates
July 2002	January 1, 2003	$ 25,000	$ 25,000	3.855%	June 30, 2005
July 2002	January 1, 2003	$ 25,000	$ 25,000	3.865%	June 30, 2005
November 2002	June 1, 2003	$ 25,000	$ 25,000	3.115%	December 31, 2005
November 2002	June 1, 2003	$ 25,000	$ 25,000	3.155%	December 31, 2005
December 2002	January 2, 2003	$ 25,000	$ 25,000	3.285%	June 30, 2006
December 2002	January 2, 2003	$ 25,000	$ 25,000	3.285%	June 30, 2006
December 2003	December 31,2004	$ 50,000	$ 50,000	3.000%	December 30, 2005
December 2003	December 30, 2005	$ 50,000	$ --	4.150%	December 29, 2006
December 2003	December 29, 2006	$ 50,000	$ --	5.090%	October 31, 2008
March 2004	December 31, 2004	$ 25,000	$ 25,000	2.956%	December 31, 2006
March 2004	December 31, 2004	$ 25,000	$ 25,000	2.956%	December 31, 2006
April 2004	April 30, 2004	$ 50,000	$ 50,000	1.550%	April 29, 2005
April 2004	April 29, 2005	$ 50,000	$ --	3.140%	April 28, 2006
April 2004	April 28, 2006	$ 50,000	$ --	4.230%	April 30, 2007
April 2004	April 30, 2007	$ 50,000	$ --	4.850%	April 30, 2008
June 2004	June 30, 2005	$ 50,000	$ --	4.343%	June 30, 2007
December 2004	December 31, 2004	$ 50,000	$ 50,000	3.590%	January 2, 2008
December 2004	January 3, 2006	$ 50,000	$ --	3.927%	July 1, 2008

Total Interest Rate Swap Agreements in Effect at December 31, 2004 $ 350,000

(1) For all interest rate swap agreements, interest is received based on one month LIBOR.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Operating Portfolio
December 31, 2004
(Dollars in thousands)

Markets	Number of Properties	Rentable Square Feet	Annualized Base Rent	Occupancy Percentage
California - Pasadena	1	31,343	$ 524	62.2% (1)
California - San Diego	21	1,007,571	28,171	96.3%
California - San Francisco Bay	10	642,578	19,940	100.0%
Eastern Massachusetts	13	710,794	21,251	89.2%
New Jersey/Suburban Philadelphia	7	458,623	7,820	100.0%
Southeast	6	340,994	5,439	81.8% (1)
Suburban Washington D.C.	28	2,203,252	40,073	95.2%
Washington - Seattle	9	740,503	24,806	99.9%
Total	95	6,135,658	$ 148,024	95.2% (2)

(1) All, or substantially all, of the vacant space is office or warehouse space.
(2) Excludes properties under full or partial redevelopment.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Same Property Comparisons
(Dollars in thousands)
(Unaudited)

	GAAP Basis (1)			Cash Basis (1)		
	Quarter Ended			Quarter Ended		
	12/31/04	12/31/03	% Change	12/31/04	12/31/03	% Change
Revenue (2)	$ 33,864	$ 33,253	1.8%	$ 32,440	$ 31,920	1.6%
Operating expenses	6,422	6,285	2.2%	6,422	6,285	2.2%
Revenue less operating expenses	$ 27,442	$ 26,968	1.8%	$ 26,018	$ 25,635	1.5% (3)

	GAAP Basis (1)			Cash Basis (1)		
	Year Ended			Year Ended		
	12/31/04	12/31/03	% Change	12/31/04	12/31/03	% Change
Revenue (2)	$ 128,107	$ 125,463	2.1%	$ 122,229	$ 119,988	1.9%
Operating expenses	24,977	24,579	1.6%	24,977	24,579	1.6%
Revenue less operating expenses	$ 103,130	$ 100,884	2.2%	$ 97,252	$ 95,409	1.9% (3)

NOTE: This summary represents operating data for all properties that were owned and fully operating for the entire periods presented (the "Fourth Quarter Same Properties" for the Quarter periods and "2004 Same Properties" for the Full Year periods). Properties under redevelopment are excluded from same property results.

(1) Revenue less operating expenses computed under GAAP is total revenue associated with the Fourth Quarter Same Properties and the 2004 Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses. Under GAAP, rental revenue is recognized on a straight-line basis over the respective lease terms. Revenue less operating expenses on a cash basis is total revenue associated with the Fourth Quarter Same Properties and 2004 Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses, adjusted to exclude the effect of straight-line rent adjustments required by GAAP. Straight-line rent adjustments for the quarter ended December 31, 2004 and 2003 for the Fourth Quarter Same Properties were $1,424,000 and $1,333,000, respectively. Straight-line rent adjustments for the years ended December 31, 2004 and 2003 for the 2004 Same Properties were $5,878,000 and $5,475,000, respectively. We believe that revenue less operating expenses on a cash basis is helpful to investors as an additional measure of operating performance because it eliminates non-cash adjustments to rental revenue.

(2) Fees received from tenants in connection with termination of their leases, if any, are excluded from revenue in the Same Property Comparisons.

(3) Cash basis revenues less operating expenses for the quarter and full year periods were impacted by a rolldown of rents of $341,000 per quarter beginning in January 2004, pursuant to a 1993 lease with the U.S. Food & Drug Administration (in place when the Company purchased the property in 1996). Excluding the impact of this one rent rolldown, revenues less operating expenses on a cash basis for the Fourth Quarter Same Properties and 2004 Same Properties would have been 2.9% and 3.3%, respectively.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Quarter Ended December 31, 2004

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Square Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	39	306,435	$25.09	--	--	--	--
GAAP Basis	39	306,435	$24.10	--	--	--	--
Renewed/Releasable Space Leased							
Cash Basis	9	110,109	$26.90	$27.26	1.3%	$0.82	3.8 years
GAAP Basis	9	110,109	$24.33	$26.47	8.8%	$0.82	3.8 years
Month-to-Month Leases In Effect							
Cash Basis	22	39,115	$19.69	$19.58	-0.6%	--	--
GAAP Basis	22	39,115	$19.68	$19.58	-0.5%	--	--
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	14	79,426	--	$27.59	--	$6.11	4.0 years
GAAP Basis	14	79,426	--	$28.86	--	$6.11	4.0 years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	23	189,535	--	$27.40	--	$3.04	3.9 years
GAAP Basis	23	189,535	--	$27.47	--	$3.04	3.9 years
Including Month-to-Month Leases							
Cash Basis	45	228,650	--	$26.06	--	--	--
GAAP Basis	45	228,650	--	$26.12	--	--	--

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Year Ended December 31, 2004

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Square Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	81	1,160,728	$24.24	--	--	--	--
GAAP Basis	81	1,160,728	$25.23	--	--	--	--
Renewed/Releasable Space Leased							
Cash Basis	40	701,688	$23.84	$24.69	3.6%	$2.35	4.7 years
GAAP Basis	40	701,688	$25.26	$27.46	8.7%	$2.35	4.7 years
Month-to-Month Leases In Effect							
Cash Basis	22	39,115	$19.56	$19.58	0.1%	--	--
GAAP Basis	22	39,115	$19.50	$19.58	0.4%	--	--
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	38	444,231	--	$24.34	--	$18.06	7.7 years
GAAP Basis	38	444,231	--	$28.91	--	$18.06	7.7 years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	78	1,145,919	--	$24.55	--	$8.44	5.9 years
GAAP Basis	78	1,145,919	--	$28.02	--	$8.44	5.9 years
Including Month-to-Month Leases							
Cash Basis	100	1,185,034	--	$24.39	--	--	--
GAAP Basis	100	1,185,034	--	$27.74	--	--	--

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Lease Expirations
December 31, 2004

Year of Lease Expiration	Number of Leases Expiring		Square Footage of Expiring Leases	Percentage of Aggregate Portfolio Leased Square Feet	Annualized Base Rent of Expiring Leases (per square foot)
2005	74	(1)	471,854	7.3%	$25.58
2006	44		880,169	13.6%	$24.43
2007	26		660,500	10.2%	$24.50
2008	17		409,580	6.3%	$26.78
2009	20		516,954	8.0%	$21.95

(1) Includes 22 month-to-month leases for approximately 39,000 square feet.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Development
December 31, 2004

Markets	Estimated In-Service Dates	Total Rentable Square Footage
California – San Diego	2Q05	45,000
Southeast	4Q05	46,000
Southeast	2Q06	48,000
Suburban Washington D.C.	1Q05	95,000
Suburban Washington D.C.	4Q05	73,000
Washington – Seattle	3Q05	51,000 (1)
Total		358,000

(1) Excludes certain phases of a property which were delivered to tenants during 2004.

Our properties under development are ground-up development projects of office/laboratory facilities. As required under GAAP, interest is being capitalized on these projects, as activities are ongoing to bring the assets to their intended use.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Redevelopment
December 31, 2004

Markets	Estimated In-Service Dates	Total Rentable Square Footage of Property	Total Square Footage Being Redeveloped
California – San Diego	4Q05	18,173	18,173
California – San Diego	4Q05	17,590	17,590
California – San Diego	3Q06	71,510	71,510
California – San Diego	1Q07	87,140	87,140
California – San Francisco Bay	Various	153,837	22,561 (1)
California – San Francisco Bay	Various	98,964	34,517 (1)
California – San Francisco Bay	1Q05	32,074	11,000
California – San Francisco Bay	4Q05	140,143	24,039
Eastern Massachusetts	3Q05	96,150	66,540
Eastern Massachusetts	2Q05	115,179	44,928
New Jersey/Suburban Philadelphia	3Q05	42,600	42,600
Southeast	Various	119,916	37,912 (1)
Suburban Washington D.C.	1Q06	131,415	52,449
Suburban Washington D.C.	4Q05	92,449	76,043
Washington – Seattle	TBD	46,303	29,776 (2)
Washington – Seattle	3Q05	32,279	32,279
Total		1,295,722	669,057

(1) Subject property contains multiple buildings, some of which are being redeveloped with various estimated in-service dates.

(2) Property will be demolished and a new building will be constructed based on significant new entitlements received in 2003.

Our redevelopment program involves activities necessary for the permanent change of use of applicable redevelopment space to office/laboratory space. For properties undergoing redevelopment, the entire property is excluded from the operating portfolio and related statistics (e.g. occupancy information, same property performance, etc.). As required under GAAP, interest is capitalized on redevelopment properties on the basis allocable only to the portion undergoing redevelopment. Average occupancy for properties under full or partial redevelopment as of December 31, 2004 was 48.4% and is not included in the occupancy of the operating portfolio.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Capital Costs
For the Year Ended December 31, 2004
(In thousands)

Property-related capital expenditures (1)	$ 3,871
Leasing costs (2)	$ 680
Property-related redevelopment costs (3)	$ 72,065
Property-related development costs	$ 131,290

(1) Property-related capital expenditures include all major capital and recurring capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures, or costs related to the redevelopment of a property. Major capital expenditures consist of roof replacements and HVAC systems which are typically identified and considered at the time the property is acquired. Capital expenditures fluctuate in any given period due to the nature, extent or timing of improvements required and the extent to which they are recoverable from tenants. Property-related capital expenditures also include an HVAC system upgrade at one property totaling approximately $1.6 million for the year ended December 31, 2004. Approximately 91% of our leases (based on rentable square feet) provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we implement an active preventative maintenance program at each of our properties to minimize capital expenditures.

(2) Leasing costs consist of tenant improvements and leasing commissions related to leasing of acquired vacant space and second generation space. Leasing costs exclude tenant improvements that are revenue-enhancing.

(3) Includes certain capital expenditures recoverable from tenants of approximately $2,310,000.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Conference Call Information
For the Fourth Quarter and Year Ended December 31, 2004

 Alexandria Real Estate Equities, Inc. will be hosting a conference call to discuss its operating and financial results for the fourth quarter and year ended December 31, 2004:

Date:	February 14, 2005
Time:	2:00 P.M. Eastern Standard Time
Phone Number:	(913) 981-5509
Confirmation Code:	1006146